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EMPLOYMENT AND OTHER EMPLOYEE RELATED CONTRACTS

     Certain executive officers have employment agreements with the Company. The Agreements fix each officer's base compensation, provide for salary increases and bonuses as the Company's Board of Directors may determine from time to time, provide for participation in such employee benefit plans as the Company may adopt from time to time for its personnel generally, provide for reimbursement of travel and other expenses in connection with such officers' employment, and, in certain circumstances, allow for specified relocation fees and education reimbursement. The agreements have no specified terms but are terminable by the Company with or without just cause, as defined in the employment agreements. Upon termination without just cause, the officer is entitled to severance pay equal to such officer's base salary at the time of termination and continued medical insurance coverage for 12 months or until such officer obtains employment, whichever period is less. If so terminated without just cause, the Company would be obligated to pay the indicated amounts to the following executive officers: W. Scott Webber, $240,000;
Steven M. Ehrlich $140,000; and Michael J. Robbins, $190,000. The agreements also contain confidentiality and non-compete provisions between the Company and such officers for the terms and guidelines as set forth in each agreement.

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             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following is the report of the Compensation Committee of the Board of Directors, describing the compensation policies and rationale applicable to the Company's executive officers with respect to compensation paid to such executive officers for the year ended December 31, 1996. This report is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1993 or the Securities Exchange Act of 1934.

PURPOSE OF THE COMPENSATION COMMITTEE


    The Compensation Committee of the Board of Directors is responsible for recommending to the Board of Directors compensation levels for the executive officers for each fiscal year based upon a consistent set of policies and procedures.

COMPENSATION COMMITTEE STRUCTURE


    The Compensation Committee is currently made up of three (3) independent, non-employee members of the Board of Directors who meet during the fourth quarter of each fiscal year to set executive officer salaries and other compensation, and at other times and deemed necessary.

OBJECTIVES OF THE COMPENSATION PROGRAM

    The objectives of the compensation program are: (i) to provide a means for the Company to attract and retain high-quality executives; (ii) to tie executive compensation directly to the Company's business and performance objectives; (iii) to align the financial interests of the Company's executive officers with the financial interest of shareholders; and (iv) to reward outstanding individual performance that contributes to the long-term success of the Company.

ELEMENTS OF COMPENSATION

    Each executive officer's compensation package is comprised of three elements: (i) base compensation, which reflects individual responsibility and is designed primarily to be competitive with salary levels of a comparative group; (ii) annual bonus plan compensation payable in cash and tied generally to the achievement of financial performance goals as established by the Board of Directors; and (iii) long-term stock-based incentive compensation which emphasizes a focus on Company growth and increased shareholder value.

    BASE SALARIES. In order to retain executives and other key employees, and to be able to attract additional well-qualified executives when the need arises, the Company strives to offer salaries, health care and other employee benefit programs to its executives and other key employees which are comparable to those offered to persons with similar skills and responsibilities by competing businesses. In recommending salaries for executive officers, the Committee: (i) reviews the historical performance of the officers and (ii) reviews available information, including information published in secondary sources, regarding prevailing salaries and compensation programs offered by competing businesses which it believes are comparable to the Company in terms of size, revenue, financial performance and industry group. Many, though not all, of these competing businesses are publicly traded.

    REVENUE BONUS. Certain officers of the Company (V.P. North American Sales, V.P. European Operations, and V.P. Asia Pacific Operations) are paid a cash bonus, on a quarterly basis, upon the achievement of their assigned revenue targets on a year-to-date basis. The annual bonuses for achievement of all targets range from $50,000 to 85,000 for each officer.

    ANNUAL BONUS COMPENSATION. The Board of Directors establishes, on an annual basis, a cash incentive program for each of the Company's executive officers. The Compensation Committee recommended and

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the Board of Directors approved an annual incentive bonus compensation structure for fiscal year 1997 which is based upon the attainment of annual operating income goals and increased revenue growth for the year.

    LONG-TERM STOCK-BASED INCENTIVE COMPENSATION. Long-term incentives are provided through stock option grants which are based upon factors that the Compensation Committee deems appropriate, including aligning the interests of each executive officer with those of the shareholders and providing each individual with a significant incentive to manage the Company for the perspective of an owner with an equity stake in the business. Each grant generally allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to 10 years). Options granted before December
10, 1996 generally vest in equal installments over a five year period, contingent upon the executive officer's continued employment with the Company. Options granted after December 10, 1996 are generally vested at six month intervals over a two-year period, contingent upon the executive officer's continued employment. Accordingly, options will provide a return to the executive officer only if the executive officer remains employed by the Company during the vesting period, and then only to the extent the market price of the shares appreciates over the option term. The size of the option grant to each executive officer, based on the aggregate exercise price, is somewhat subjective and generally is set at a level that the Committee deems appropriate in order to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, but also takes into account (i) comparable awards to individuals in similar positions in the industry as reflected in generally available information, (ii) the individual's potential for future responsibility and promotion over the option term, and (iii) the individual's personal performance in recent periods. The Committee also takes into account the number of vested and unvested options held by each executive officer in order to maintain an appropriate amount of equity incentive for that individual. However, the Committee does not adhere to any specific guidelines as to the relative option holdings of the Company's executive officers. See "Executive Compensation--Repricing of Options".

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Webber's base salary and incentive compensation were established in accordance with the criteria described above. Mr. Webber's base salary for 1996 as President and Chief Executive Officer was $220,000. In setting this amount, the Board of Directors took into account: (i) its belief that Mr. Webber is the Chief Executive Officer of a leading software company and has significant and broad-based experience in the software industry; (ii) the scope of Mr. Webber's responsibilities, and (iii) its confidence in Mr. Webber to lead the Company's growth in the future. The base salary is set to provide a compensation level considered by the Compensation Committee to be comparable to a selected group of other software companies.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162 of the Internal Revenue Code of 1986, as amended (the "IRC"), limits the federal income tax deductibility of compensation paid to the Company's Chief Executive Officer and to each of the other four most highly compensated executive officers. The Company may deduct such compensation only to the extent that during any fiscal year the compensation paid to any such individual does not exceed $1 million, unless compensation is performance-based and meets certain specified conditions (including shareholder approval). Based on the Company's current compensation plans and policies and recently released regulations interpreting Section 162 of the IRC, the Company and the Committee do not believe that, for the near future, the aggregate amount of compensation payable to executives will exceed the $1 million limit.

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       REPORT OF THE COMPENSATION COMMITTEE ON REPRICING OF OPTIONS

     In January and April, 1996 the Compensation Committee considered the options held by the Company's executive officers, independent directors and employees and the fact that the broad decline in the price of the Common Stock of the Company had resulted in a substantial number of stock options granted pursuant to the Company's Option Plans having exercise prices well above the recent trading prices for the Common Stock. The Committee took into account information presented by management showing that employee turnover had significantly increased in each of the most recent fiscal years. The Committee was advised that management believed that turnover was increasing in part because the Company's total compensation package for long-term employees, which included substantial options with exercise prices well above the current trading price, was less attractive than compensation offered by other companies in the same geographic location, because options granted to new hires at other companies would be granted current trading prices, providing more opportunity for appreciation that the Company's options.

     The Committee believed that (i) the Company's success in the future will depend in large part on its ability to retain a number of its highly skilled technical, managerial and marketing personnel, (ii) compensation for such personnel is intense, (iii) the loss of key employees could have a significant cost-effective to provide equity incentives to independent directors, employees and executive officers of the Company to improve the Company's performance and new options to existing employees at fair market value, but recognized that the size of the option grants required to offset the decline in market price would result in significant additional dilution to shareholder. The Committee also recognized that an exchange of existing options with exercise prices higher than fair market value for options at fair market value would provide additional incentive to employees because of the increased potential for appreciation and also recognized that the Committee could require restarted vesting in the exchange options, so that optionees participating in the exchange would have incentives to remain with the Company. On balance, considering all of these factors, the Committee determined it to be in the best interests of the Company and its shareholders to restore the incentive for independent directors, employees and executive officers to remain with the Company and to exert their maximum efforts on behalf of the Company by granting replacement stock options under its Stock Options Plans for those options with exercise prices above recent trading prices, at the optionee's option, and with restarted vesting.

     Accordingly, in January, 1996 and April 1996 the Committee and the Board of Directors approved an offer to all employees of the Company, including executive officers and independent directors to exchange certain outstanding options with exercise prices above the then current trading price for options with an exercise price equal to the current trading price, with vesting commencing on the date of the exchange. All exchanged options will terminate no later than ten (10) years from the date of exchange. Accordingly, optionees who participated in the exchange received a lower exercise price in exchange for their forfeiting any accrued vesting on their exchanged options.

     The offer to exchange options on January 19, 1996 was applicable only to previously granted options with exercise prices above $20.00 per share. A total of 126,000 options with exercise prices from $20.13 to $24.25 per share were exchange for an equal number of shares at an exercise price of $13.75, the closing price of the Company's stock on January 19, 1996.

     The offer to exchange options on April 19, 1996 was applicable to previously granted unvested and unexercised options with exercise prices above $6.88 per share. A total of 431,738 options with exercise prices from $7.35 to $17.75 per share were exchanged for an equal number of shares at an exercise price of $6.88 per share, the closing price of the Company's stock on April 19, 1996.

     See "Executive Compensation--Repricing of Options", "Board of Directors--Compensation of Directors", and the "Executive
Compensation--Ten-Year Option/SAR Repricings" table for additional information.

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     Through the programs described above, a significant portion of the
Company's executive compensation is linked directly to corporate performance as well as, with respect to stock options, stock appreciation. In 1996, as in previous years, a substantial portion of the Company's targeted executive compensation consisted of performance-based variable elements. The Compensation Committee intends to continue the policy of linking executive officer compensation to Company performance and returns to shareholders, recognizing that the ups and downs of the business cycle form time to time may result in an imbalance for a particular period.

                                     By the Compensation Committee,
                                     Joseph A. Piscopo, CHAIRMAN
                                     Lawrence W. Olson
                                     Jerry Baker






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      The Board of Directors has amended the Incentive Plan to provide for the issuance of options to acquire an additional 200,000 shares of Common Stock (for an aggregate of 2,075,000 shares of Common Stock) and directed that this amendment be submitted to the shareholders of the Corporation for their approval. As of December 31, 1996, options to purchase 1,795,067 shares of Common Stock have been granted under the Incentive Plan. The approval of the increase in the number of shares of Common Stock available for grant under the Incentive Plan will require the affirmative vote of a majority of the shares of Common Stock and entitled to vote at the Annual Meeting. If not approved by shareholders at the Annual Meeting, certain grants made under the Incentive Plan during and after the last fiscal year may be null and void. Under the Incentive Plan, stock options may be granted only to full-time employees of the Company and its subsidiaries, including officers.

SUMMARY OF MATERIAL PROVISIONS OF THE INCENTIVE PLAN

      GENERAL. The Incentive Plan is intended to provide continuing long-term incentives to selected eligible key employees, including officers, to provide a means of rewarding outstanding performance by such individuals, and to enable the Company to attract and retain key personnel. See also "Executive Compensation."

      ADMINISTRATION. The Incentive Plan is administered by the Board of Directors or a committee appointed thereby, a majority of the members of which must be members of the Board and none of whom are eligible to participate in the Incentive Plan. The Board or committee may interpret the Incentive Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Incentive Plan. Subject to certain limits set forth in the Incentive Plan, the Board or committee has complete discretion to select participants, establish the manner in which options are granted and exercised, and otherwise prescribe all of the terms and provisions of options granted under the Incentive Plan.

      ELIGIBILITY. Only full-time employees, including officers, of the Company and its subsidiaries are eligible to participate in the Incentive Plan. As of December 31, 1996, the Company and its subsidiaries had approximately 237 full-time employees.

      STOCK SUBJECT TO INCENTIVE PLAN. The Incentive Plan covers an aggregate of 1,875,000 shares of Common Stock (as adjusted for a 5 for 4 stock split in January 1995). As of December 31, 1996, options for 1,795,067 shares of Common Stock had been granted under the Incentive Plan. The Board of Directors shall


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make appropriate adjustments in the number of shares subject to the Incentive
Plan and outstanding options in the event of a recapitalization, reclassification, stock split, combination of shares (reverse stock split) or dividend or other distribution payable in Common Stock after the Incentive Plan becomes effective.

      VESTING AND TERM. Before December 10, 1996, options granted under the Incentive Plan generally vest and become exercisable at the rate of 20% of the option shares on the first, second, third, fourth and fifth anniversary date of the grant conditioned upon continued employment with the Company. Options granted after December 10, 1996 are exercisable over a two year period, 25% every six months. Vesting is accelerated and options become exercisable in the event of a "change of control" of the Company as defined in the Incentive Plan. The options generally have a term of ten years (five years for employees owning more than 10% of the Company's Common Stock) from the date of grant.

      AMENDMENT. The Incentive Plan may be amended by the Board of Directors except that, without shareholder approval, no amendment shall increase the number of shares available under the Incentive Plan except for certain specified adjustments, change the designation of the class of persons eligible to be granted options under the Incentive Plan, or materially increase the benefits accruing to participants under the Incentive Plan.

      FEDERAL TAX CONSEQUENCES. Options under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of section 422 of the Internal Revenue Code. In accordance with section 422 of the Code, the term of any option granted under the Incentive Plan may not exceed ten (10) years. With respect to any employee who owns stock possessing more than ten percent (10%) of the voting power of the outstanding stock of the Company, the term of any option may be no longer than five (5) years. The aggregate fair market value of the Common Stock (determined at the date of the option grant) with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year may not exceed $100,000. The exercise price of all options granted under the Incentive Plan must not be less than the fair market value per share on the date of grant (unless the Optionee owns ten percent (10%) or more of the voting power of the outstanding stock of the Company in which case the exercise price must not be less than one hundred ten percent (110%) of the fair market value per share on the date of grant).

      The grant and exercise of an option under the Incentive Plan does not result in taxable income to the Optionee provided that the Optionee observes the following holding periods and restrictions. In order for the option to be a qualified incentive option, the Optionee must hold the stock acquired pursuant to the option for a period of two (2) years from the date of the option grant and (1) year from the date of the option exercise. Any failure to satisfy the holding periods and restrictions results in the loss of the qualified status of the option and such option would be treated as a nonqualified option. Provided that the Optionee observes the aforementioned holding periods, the sale of the option stock by the Optionee results in taxable long-term capital gain income to the Optionee in an amount equal to the difference between the option sales and the option exercise price.

      The Incentive Plan is not a stock bonus, pension or profit-sharing plan and is not subject to or qualified under section 401(a) of the Internal Revenue Code or any or the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA").


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